Certificate of Notification
                             (Fourth Quarter - 2001)
                             (First Quarter - 2002)

                                    Filed by

                              GEORGIA POWER COMPANY


Pursuant to orders of the Securities and Exchange Commission dated March 13, 1996 in the matter of File No. 70-8795 and dated November 8, 2000 in the matter of File No. 70-9631.

                              - - - - - - - - - - -

Georgia Power Company (GEORGIA) hereby certifies to said Commission, pursuant to Rule 24, that, in accordance with the terms and conditions of and for the purposes represented by the statements on Form U-1 in the above matters at the end of the fourth quarter of 2001 and the first quarter of 2002, GEORGIA had:

Short-term and/or term loan notes outstanding -

December 31, 2001 - $39,950,000
March 31, 2002 - $25,000,000

Notes outstanding to Southern Company Funding Corporation (SCFC) for GEORGIA's portion of SCFC's Commercial Paper program -

December 31, 2001 - $710,200,000
March 31, 2002 - $665,452,000

Non-negotiable promissory notes to public entities in exchange for the proceeds of their revenue anticipation notes -

December 31, 2001 - $0
March 31, 2001 - $0


                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:       May 6, 2002              GEORGIA POWER COMPANY



                                      By: /s/Wayne Boston
                                           Wayne Boston
                                       Assistant Secretary